

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Todd R. Hackett
Chief Executive Officer
PCS Edventures!, Inc.
11915 W. Executive Drive, Suite 101
Boise, Idaho 83713

> **Re: PCS Edventures!, Inc.**
> **Form 10-12G**
> **Filed October 3, 2023**
> **File No. 000-49990**

Dear Todd R. Hackett:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services